EQUITY LONG/SHORT OPPORTUNITIES FUND

UNITHOLDER MEETING RESULTS

A Special Meeting of Unitholders of the Fund was held on March 27, 2018 to approve the Plan of Liquidation and Dissolution adopted by the Board of Trustees pursuant to which the Trust would be liquidated and dissolved. The resulting votes are presented below:

	AFFIRMATIVE	AGAINST	ABSTAIN

Approve the Plan of Liquidation and Dissolution	6,898,251.897	0	48,336.849